ADDRESS: 2-1, OHTEMACHI 1-CHOME, CHIYODA-KU, TOKYO, JAPAN TELEPHONE : 03-3285-7533	HEAD OFFICE C.P.O. BOX 822, TOKYO 100-8631 JAPAN	TELEX NO. “J22253” CABLE ADDRESS : “MITSUI TOKYO” FACSIMILE : 03-3285-9819

February 27, 2009

Ms. Anne Nguyen Parker

Branch Chief, Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010 U. S. A.

Re:	Mitsui & Co., Ltd. Form 20-F for the fiscal year ended March 31, 2008
Response Letter dated January 16, 2009
Response Letter dated February 13, 2009
File No. 0-9929

Dear Ms. Parker:

This is in response to your comment letter dated January 30, 2009, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2008 (the “FYE 2008 20-F”).

Set forth below is our response to the comment of the staff of the Securities and Exchange Commission in your letter. For your convenience, we have included the text of your comment below.

General

Your Comment #1

You state in your response to our prior comment 1 that you sell medical equipment to non-governmental private entities in Syria. Certain medical equipment and/or components thereof are included in the Commerce Control List of the Department of Commerce. Please tell us whether, to the best of your knowledge, understanding, and belief, any of the equipment, components, or technology you have provided, directly or indirectly, into Syria have military uses, and describe possible military uses of which you are aware. Please also advise us whether, to the best of your knowledge, understanding and belief, such equipments, or technology have been put into military use by Syria, and discuss such use of which you are aware.

Response

According to our records, in fiscal years ended March 31, 2006 and 2007 we exported two units of Ultrasound Diagnostic Scanner model EUB-405PLUS (hereinafter called the “Equipment”) manufactured by Hitachi Medical Corporation (hereinafter called “Hitachi Medical”), a Japanese subsidiary of Hitachi, Ltd. (hereinafter called “Hitachi”) where Hitachi owns 61.26% of its shares, to Medical & Scientific Equipment Service Est., a distributor of medical equipment in Syria. The price of the Equipment was approximately JPY1.3 million (approximately US$13,000) per unit.

Prior to the exportation of the Equipment, we and Medical & Scientific Equipment Service Est. entered into an agreement where they represented and warranted that they shall not use any products, software and/or technology produced or manufactured by Hitachi Medical and provided by us to them for any activities supporting any military operations and shall not sell, export, dispose of, license, rent, transfer, disclose or otherwise provide the products to any third party for the same activities.

According to Messrs Medical & Scientific Equipment Service Est., the final users of the units of the Equipment we exported are as follows;

Dr. Hana Kankji (shipped on July 4, 2005)

Dr. Nada Al-Rashi (shipped on April 11, 2006)

Ultrasound Diagnostic Scanner (including the Equipment) is used for various diagnostic purposes in the field of abdominal and obstetric / gynecological examination and is not designed for any military uses, according to Hitachi Medical. To the best of our knowledge, understanding, and belief, such equipment, the components thereof, and the technology involved do not have military uses and have not been put to military uses by any country including Syria.

As we mentioned in our previous response (see our response letter dated January 16, 2009), we have internal procedures to ensure compliance with the licensing and other requirements of Japanese regulations with respect to export of products for military use and/or dual use to certain countries including Syria, and pay attention to compliance with the relevant regulations of other countries, which include the Export Administration Regulations (hereinafter called “EAR”) of the U.S. Department of Commerce as well as other relevant U.S. regulations.

In accordance with the internal procedures, we checked whether we have to comply with the licensing and other requirements for the Equipment and determined that it was categorized as an item which was not subject to any export control of Japan. We also determined that the Equipment, which consisted of parts and software, was not subject to EAR since (1) it was not produced or originated in the United States and contained only 3.1 percentage value of U.S. origin parts and (2) the incorporated software was made in Japan and did not contain U.S. origin software according to Hitachi Medical.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Katsurao Yoshimori, General Manager, at 81-3-3285-7533 or k.yoshimori@mitsui.com, or in his absence, Masao Kurihara, Senior Manager at 81-3-3285-7784 or ma.kurihara@mitsui.com. We greatly appreciate your kind understanding in this matter.

Sincerely,

/s/ Junichi Matsumoto
Junichi Matsumoto
Executive Vice President and Chief Financial Officer

cc:	George K. Schuler
James Murphy
Norman Gholson
(Division of Corporate Finance
Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
Vijay Iyer
(Sullivan & Cromwell LLP)